Exhibit 2.1

On behalf of Resonate Blends, a Nevada corporation (“Resonate” or the “Purchaser”), we are pleased to submit the following binding letter of intent for Resonate to acquire substantially all of the assets of the lemon & grass business and the Koan business (together, the “Business”) owned and operated by L & G USA Inc., a Delaware Corporation and L & G Canada Inc., an Ontario corporation (together, the “Seller”) and the Stockholders identified on the signature page (the “Stockholders”). In connection with the proposed acquisition (the “Acquisition”), Resonate is prepared to move quickly with the appropriate due diligence and toward the negotiation and execution of definitive agreements (collectively, the “Definitive Agreement”). This binding letter of intent, when executed by the Seller and returned to us, will confirm our agreement in principle with respect to the Acquisition upon the terms and subject to the conditions set forth herein.

1.	Structure. The Acquisition will be structured as a purchase of all outstanding shares of L & G USA Inc., and substantially all of the assets of L & G Canada Inc., including, but not limited to: (a) intellectual property (trade dress, trademarks, copyrights, trade secrets, domains, service marks, package design, product formulations); (b) all of the Business’s inventory and raw materials will be sold to Purchaser at Cost of Goods payable in cash at closing; (c) the name “lemon and grass” and the right to use it as part of the Purchaser’s continuation of the Business and all other intangible property including contracts, licenses, necessary leases, permits, processes, trade secrets and goodwill of the Business (together called the “Purchased Assets”). To complete its acquisition of all the components of the Business, with the advice of tax advisors, Purchaser will acquire additional property/equity from an entity related to the Business, by merger or by direct acquisition of shares (the “Purchased Company”), as and if necessary. Purchaser will not take any debt/liabilities from the purchase of the outstanding shares of L & G USA, Inc.

2.	Purchase Price. Subject to appropriate due diligence and the Definitive Agreement, the purchase price (the “Purchase Price”) for the Acquisition will be $1,075,000, to be paid in the following manner: 1,650,000 Shares of Purchaser Common Stock[1] (the “Stock Portion”)plus two hundred and fifty thousand US Dollars in cash ($250,000) (the “Cash Portion”), on a cash-free, debt-free basis. The Stock Portion will be subject to securities laws and SEC Rule 144. At Closing, the Purchase Price will be reduced to satisfy any debts and liabilities/liens of the Purchased Assets and the Purchased Company, and the Purchase Price will be increased to account for any cash and cash equivalents. Purchaser is not acquiring any liabilities of Seller, the Stockholders or the Business.

3.	Deposit. Within three (3) business days following the execution of this letter agreement by Purchaser and the Seller and the Stockholders, Purchaser shall deliver seventy-five thousand dollars ($75,000.00) to be held by the Seller or an escrow agent as deposit against the Purchase Price (the “Deposit”). In the event that the Acquisition does not close through no fault of the Seller or the Stockholders, the Deposit shall be retained by the Seller as full consideration for its time and expenses in pursuing the Acquisition (including the event where the Financing Condition is not achieved). Forty-five (45)-days after signing this letter agreement, the Deposit will be non-refundable, except if the Acquisition does not close as a result of the fault or refusal of the Seller or the Stockholders, the Deposit shall be returned to Purchaser.

4.	Post-Closing Rights of Sellers. For twenty-four (24)-months after the Closing, Sellers will be entitled to designate up to two (2) individuals to serve on the Resonate Advisory Board (the “Advisors”). If Resonate experiences a multi-quarter downturn in its results, the Board of Directors will nominate a member of the Seller-group to join the Board of Directors. If the Company sells new equity to investors in a bona fide financing before the first anniversary of the Closing, at a price per share below the price per share at which the Stock Portion is issued (a “Down Round”), the Company will issue additional shares to the Sellers on the date of the closing of the Down Round (“True Up Shares”) to cause the market value of the True Up Shares plus the Stock Portion to equal US$825,000 .[2]

1 Exact number of shares to be determined at Closing based on the 30-day volume weighted average closing price for Purchaser Stock. The Stock Portion will be worth approximately US$825,000.

2 A Down Round does not include the Contingent Consideration, or shares issued to lenders, lessors, in mergers/acquisitions, to service providers as equity incentives, or otherwise not issued for raising capital.

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5.	Additional Shares for Milestones. In the first eighteen (18)-months after the Closing, up to 6,000,000 additional shares of freely-tradable Common Stock will be issued to the Sellers and Continuing Employees (the “Contingent Consideration”), based on the Business achieving the following milestones that will be outlined in a Consulting Agreement addressing the integration of the lemon & grass business into the Purchaser’s holding company and also growing both the lemon & grass and Koan brands post-close.

a.	Each first-time purchase order (the “First-Time PO”) from a dispensary for Koan products: 2,000 shares per First-Time PO.
b.	Each first-time purchase order (a “PO”) from a dispensary for lemon & grass: 4,000 shares Per PO (this includes purchase orders from California dispensaries that once carried lemon & grass products).
c.	New Territory (Province/State): Upon signing a licensing agreement in a new territory and obtaining approval to sell into that territory, 400,000 shares for lemon & grass and 300,000 shares for Koan.

Territories where purchase orders are not placed between the brand and/or the licensor, such as in the case in Canada, by which the PO is placed by and between the “dispensary” and the governing body of each individual state/province/territory, Purchaser will be provided with evidence that a dispensary/retailer has been acquired for payout per section (a) and (b) above.

L&G dispensary counter starts at zero (0) with selling into dispensaries that they have been in previously, all PO’s for L&G - even if we were once sold in that dispensary, will be considered a “first time” order. Any dispensary in California that has been presold by The Good People for Koan products (Purchaser’s sales team) and closes, will not be counted towards (a) and (b) above. Purchaser will provide a list of all accounts in California that have the sales process in motion prior to closing.

Florida and California are the only territories included as part of the sale. All other territories will be considered new territories as part of the milestones and will be paid out in full at closing.

Purchaser, the Seller and the Stockholders will negotiate to determine the allocation of the Contingent Consideration. No more than 2,000,000 shares will be issued for meeting Milestones 5.a and 5.b. The Purchaser will pay incentive shares from store one (1) in California, but twenty-five (25) stores must first be closed before any shares are issued. Any other state/territory will be paid from store one (1) without achieving a minimum threshold of stores; no more than 4,000,000 shares will be issued for meeting Milestones 5.c.

6.	Conditions to Closing. Consummation of the Acquisition shall be subject to: (a) the negotiation and execution of the Definitive Agreement and related documents, which shall include non-competition agreements, by Alon Amouyal for the production and sale of cannabis topicals, relief capsules and tinctures for a period of one year after the Closing; (b) the receipt of any necessary consents, assignments or approvals from third parties and governmental agencies, and the making of any necessary government filings; (c) the receipt by the Purchaser and the Seller prior to the execution of the Definitive Agreement of the approval of a legally binding majority of the Stockholders; (d) the successful negotiation and closing of $2,500,000 in financing for Purchaser, on terms acceptable to Purchaser’s Board of Directors (the “Financing Condition”); and (e) satisfactory completion of customary due diligence investigations concerning the Seller, the Purchased Company and the Purchased Assets, the results of which are acceptable to the Board of Directors of the Purchaser.

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7.	Preparation of Definitive Agreement; Due Diligence. Commencing immediately upon the execution of this letter agreement, the parties will cooperate with each other and use their best efforts to negotiate, prepare, and execute the Definitive Agreement and all related documents as soon as possible. The parties hereto agree to negotiate the Definitive Agreement and all related documents in good faith. In connection with the negotiation and preparation of the Definitive Agreement and all related documents, the Seller will cause its officers, directors, employees, and agents to afford to the Purchaser and its advisors access at all reasonable times to the officers, directors, employees, agents, properties, books, records and contracts of the Seller relating to the Business and will furnish the Purchaser with all financial, operating and other data and information concerning the Acquired Assets, Acquired Company, Seller and Stockholders as the Purchaser and its advisors may request. The Definitive Agreement shall contain customary representations and warranties by all parties. It shall provide for the payment by the Seller and Stockholders of all sales taxes, use taxes, transfer taxes, filing fees and similar taxes, fees, charges and expenses required to be paid in connection with the Acquisition. The Definitive Agreement shall also provide for the survival of fundamental representations and warranties (including tax) of the parties through the conclusion of the respective statute of limitations and for thirty (30) months for non-fundamental representations and warranties.

8.	Expenses. Unless otherwise provided herein, each party shall bear its own legal, accounting, and other fees and expenses in connection with this letter agreement, the negotiation of the Definitive Agreement and all related documents and the consummation of the Acquisition.

9.	Conduct of the Business. During the period from the date of this letter agreement to the Closing, the Seller shall carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, use commercially reasonable best efforts to preserve intact its business organization, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it. The Seller agrees to immediately notify the Purchaser of any material change in the business or condition of the Seller.

10.	Public Communication. The parties agree to consult with each other prior to, and otherwise cooperate in the preparation and issuance of, any statements or communication to the public or the press regarding this letter agreement and the Acquisition. No party shall issue any statement or publication without the other party’s prior written consent, unless required by law. Each party shall give adequate prior notice to the other party of any such statement or communication in order to provide time for such consultation and cooperation.

11.	Confidentiality. Without the prior written consent of the other party, each party agrees that it will not, and will direct its officers, directors, representatives, agents and employees to not, disclose to any person any facts related to these discussions and negotiations and any agreements or understandings reached by the party, except as may be required by law. The parties also acknowledge and agree to maintain as confidential all information received from the other parties in connection with this Acquisition. The parties further acknowledge that they are aware, and that they will advise their respective representatives who are informed as to the matters which are the subject of this letter, that the United States securities laws prohibit any person who has received from an insider material, nonpublic information concerning the matters which are the subject of this letter from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

12.	Other Transaction Proposals. Following the date of execution of this letter agreement, neither the Seller, nor its affiliates, nor the Stockholders will, directly or indirectly through any director, employee, affiliate, representative, agent, or otherwise: (i) solicit, initiate, encourage, or assist in the submission of any inquiries, proposals, or offers from any corporation, partnership, person, or other entity or group relating to any acquisition, lease, operation, or purchase of any assets of, or any equity interest in, the Business, the Purchased Assets or the Purchased Company (each an “Acquisition Proposal”); (ii) participate many discussions or negotiations regarding an Acquisition Proposal or furnish to any person or entity any information concerning the Business or the Acquisition; or (iii) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to make or enter into an Acquisition Proposal. If the Seller, its affiliates or a Stockholder receives any inquiry, proposal, or offer to enter into any transaction of any type referred to above, the Seller agrees to inform the Purchaser promptly of the terms thereof and the identity of the party making such inquiry, proposal, or offer. If the Seller has already received any such inquiries, proposals or offers, the Seller agrees that following the execution hereof, it will not pursue those inquiries, proposals or offers.

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13.	Miscellaneous.

a.	This letter agreement may be amended and modified only as may be agreed upon in a written instrument executed and delivered by all the signatories hereto. It is understood that this letter agreement merely constitutes a statement of the parties’ mutual intentions with respect to the Acquisition, does not contain all matters upon which agreement must be reached for the Acquisition to be consummated and therefore does not constitute a commitment to complete the Acquisition. Sections 8, 10, 11 and 13 will survive termination of this agreement. This letter agreement shall be governed by and construed according to the laws of the State of California without regard to the conflicts of law principles thereof.
b.	This letter agreement (including the documents and instruments referred to herein) constitutes the entire agreement among the parties hereto and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof.
c.	This letter agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder except for the signatories below.
d.	Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. This letter agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall be considered one (1) and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This letter agreement may be executed and delivered by facsimile or by an electronic scan delivered by electronic transmission.

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Please indicate your confirmation of this letter agreement in principle and your agreement to the commitments set forth herein by executing the enclosed copy of this letter.

Very truly yours,

Geoff Selzer, President, Resonate Blends, Inc.

____________________________ Date: ________________________

AGREED AND ACCEPTED BY:

Alon Amouyal, President, L&G USA Inc.

______________________________ Date: ______________________

Alon Amouyal, President, L&G Canada Inc.

______________________________ Date: ______________________

AGREED AND ACCEPTED BY:

SHAREHOLDERS

______________________________ Date: ______________________

______________________________ Date: ______________________

______________________________ Date: ______________________

______________________________ Date: ______________________

______________________________ Date: ______________________

Signature Page to Letter Agreement